UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11706

CARRAMERICA REALTY CORPORATION

(Exact name of registrant as specified in its charter)

c/o Blackstone Real Estate Partners V L.P.

345 Park Avenue, New York, NY 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

Series E Cumulative Redeemable Preferred Stock, $0.01 Par Value

Guarantee of 5.500% Senior Notes due 2010

Guarantee of 5.125% Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record

Common Stock, $0.01 Par Value	0

Series E Cumulative Redeemable Preferred Stock, $0.01 Par Value	0

Guarantee of 5.500% Senior Notes due 2010	2

Guarantee of 5.125% Senior Notes due 2011	6

Pursuant to the requirements of the Securities Exchange Act of 1934, Nantucket Acquisition Inc. (as successor by merger to CarrAmerica Realty Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NANTUCKET ACQUISITION INC. (as successor by merger to CarrAmerica Realty Corporation)

Date: July 13, 2006	By:	/s/ Tyler Henritze
Name: Tyler Henritze Title: Vice President and Secretary